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                                                                    Exhibit 99.1

                                   [RPM LOGO]

                                                                    May 12, 1999

To Our Shareholders:

     As announced on April 28, 1999, RPM, Inc. has adopted a shareholder rights plan. Shareholder rights plans are a well accepted approach to ensure that all shareholders are treated equally in the event of a takeover. With our industry sector and RPM trading at historically low valuation multiples, the rights plan helps assure our investors that a potential acquiror would negotiate with the Board and pay a fair price for RPM stock.

     RPM's plan was adopted after careful study. RPM's plan will not affect our reported financial condition or results of operations (including earnings per share), will not change the way RPM's Common Shares are currently traded and is not a taxable event. The plan was not adopted in response to any pending or proposed change in control of RPM.

     This plan is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids which are inconsistent with the interests of the Company and its shareholders. The plan is not intended to deter unsolicited offers that would provide superior long-term value to all of the Company's shareholders. The adoption of a shareholder rights plan has become common practice in major American publicly owned companies and a well-accepted approach to ensuring that all shareholders receive a fair value and are treated equally in the event of a takeover.

     If someone acquires 15% of our stock and triggers the plan, RPM shareholders, other than the acquiror, will have the right to buy stock of RPM at a discount. The plan also contains a provision which in certain circumstances gives RPM shareholders the right to buy shares of the acquiring company at a discount. The surviving corporation to any merger is obligated to honor the rights and sell its shares at the discounted price.

     The Board will examine the merits of retaining the rights plan five years from its date of adoption and at the time of its expiration on May 11, 2009. It is also important to note that RPM's plan does not contain a so-called "dead hand" provision which some institutional shareholders have found objectionable. "Dead hand" generally refers to restrictions imposed by the terms of a rights plan on the power of a newly-elected board of directors.

     The shareholder rights plan is described in greater detail in the attached "Summary of Rights to Purchase Common Shares." I urge you to review the summary and to retain it with your permanent records.

     In adopting the shareholder rights plan, the Board has expressed its confidence in RPM's future and its determination that all shareholders be given every opportunity to participate fully in that future.

                                          On Behalf of the Board of Directors,
                                          /s/ Thomas C. Sullivan
                                          Thomas C. Sullivan
                                          Chairman and Chief Executive Officer